Mail Stop 3561

October 14, 2008

Ilia Lekach
Chief Executive Officer
Adrenalina
20855 NE 16<sup>th</sup> Avenue, Suite #C-16
Miami, FL 33179

      **Re:    Adrenalina**
             **Item 4.02 Form 8-K**
             **Filed October 8, 2008**
             **File No. 000-52675**

Dear Mr. Lekach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed October 8, 2008

1.      We note that the financial statements as of and for the years ended December 31, 2007 and 2006, as included in your Annual Report on Form 10-KSB as filed on April 15 , 2008, should not be relied upon. Please disclose that your financial statements for the periods ended March 31, 2008 and June 30, 2008, should not be relied upon, if applicable, in accordance with Item 4.02(a)(1) of Form 8-K.

2.      We note that you state during the preparation of the 2007 financial statements you discovered an error related to the accounting for film costs in the 2006 financial statements.  Please disclose the date that you determined not to rely on the December 31, 2006 financial statements in accordance with Item 4.02(a)(1) of Form 8-K.

3.      We note that your independent accountant advised you that the December 31, 2007 and 2006 should not be relied upon.  Please provide the disclosures listed in Item 4.02(b) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3727.

Sincerely,

William J. Kearns
Staff Accountant